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FIRM / AFFILIATE OFFICES
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February 26, 2009	Doha	Orange County
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Jeffrey P. Riedler, Esq.	Milan	Tokyo
Assistant Director	Moscow	Washington, D.C.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Santarus, Inc.
Registration Statement on Form S-3
Filed January 20, 2009
SEC File No. 333-156806
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated February 5, 2009 with respect to the above- referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Santarus, Inc. (“Santarus”) as set forth below.
     Santarus’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and Santarus’ response for each item below.
General
     1. We note that you are registering the resale of 10,300,000 shares of common stock. Additionally, we note that 4,300,000 of these shares are not currently outstanding and do not underlie outstanding convertible securities. As these shares have not yet been issued, they cannot be registered for resale at this time. Please remove them from your registration statement. You may register the resale of these shares after the shares have been issued.
Santarus’ Response: Santarus acknowledges the Staff’s comment and respectfully submits that the 4,300,000 shares issuable by Santarus to Cosmo Technologies Limited (“Cosmo”) in connection with certain development and commercial milestones under the license agreement (the “Milestone Shares”) constitute earnout shares, which the Staff has confirmed, in similar circumstances, may be registered on Form S-3 in accordance with General Instruction I.B.3.

Jeffrey P. Riedler, Esq.
February 26, 2009

Specifically, Santarus has considered Item 22 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations for Securities Act Form S-3, published July 1997, which states as follows:
“Resales of earnout shares to be issued in connection with a merger, which transaction will not be registered in reliance upon the Section 4(2) exemption, may be registered on Form S-3 pursuant to General Instruction I.B.3. even though they are not outstanding at the time the registration statement is filed.”
Similar to an earnout in a merger or acquisition transaction, the Milestone Shares represent consideration for acquired assets. Earnout shares are customarily issued in connection with the achievement of specified performance milestones subsequent to a completed acquisition. Similarly, the Milestone Shares are issuable upon the achievement of specified performance milestones set forth in the license agreement subsequent to the closing of the licensing transaction.
Santarus acknowledges that the milestone payments under the license and stock issuance agreements are payable either in cash or in additional shares of common stock, at Cosmo’s election. However, Santarus notes that it has no control over Cosmo’s election. Like any earnout payment, Santarus cannot at this time predict with any certainty if it will ultimately be required to issue the Milestone Shares, whether as a result of achievement of the corresponding milestone triggers or, following the achievement of the applicable milestone trigger, Cosmo’s election to receive stock. Consequently, Santarus respectfully submits that the registration of the Milestone Shares is conceptually no different than the registration of earnout shares in the context of a merger or acquisition as contemplated by the Staff’s telephone interpretation described above.
Santarus has also considered Item 53 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations for Securities Act Form S-3, published July 1997, which states as follows:
“An issuer proposed to register on Form S-3 a secondary offering on behalf of unaffiliated foreign institutions that had acquired warrants and convertible preferred stock in private placements, as well as the common stock underlying these securities. The institutions had held the warrants and preferred stock for 1.5 years, and are not affiliates of the issuer. Because the institutions did not plan to exercise their rights to acquire the common stock prior to the effective date of the registration statement, this stock would not be outstanding before the effective date of the registration statement. The Division staff took the position that Form S-3 could be used in these circumstances, notwithstanding that the common stock to be resold thereunder was not outstanding within the meaning of General Instruction I.B.3. of this form when the Form S-3 was filed, since the length of the holding period of the warrants and preferred stock minimized the possibility that the transaction in question was a sham secondary.”

Jeffrey P. Riedler, Esq.
February 26, 2009

Santarus notes that Cosmo has agreed that for the 15 months following the date of issuance of the initial 6,000,000 shares of common stock under the stock purchase agreement (the “Initial Shares”), it will not transfer or dispose of the Initial Shares or any Milestone Shares that may be issued during that 15-month period. In addition, for a period of six months following the date on which Santarus provides notice of occurrence of a milestone event, Cosmo has agreed it will not transfer or dispose of any Milestone Shares issued in connection with such milestone event. Santarus contends that the contractual holding period for each of the Initial Shares and the Milestone Shares signals that the transaction in question is not a sham secondary offering and that Cosmo is acquiring the shares of common stock for the purpose of investment. Therefore, Santarus respectfully submits that the proposed registration of the Milestone Shares is consistent with the position taken by the Staff in the telephone interpretation described immediately above.
In light of these factors, Santarus respectfully requests that the Staff reconsider its comment.
Material Agreements
     2. Please file the license and stock issuance agreements as exhibits to the registration statement.
Santarus’ Response: Santarus acknowledges the Staff’s comment. Santarus notes that Item 601 of Regulation S-K does not require material contracts (Exhibit 10 filings) to be filed as exhibits to Form S-3. Santarus believes it has complied with Item 601 by filing with the Registration Statement all exhibits responsive to Item 601. Santarus acknowledges that the license and stock issuance agreements are material contracts. As permitted under Item 601 of Regulation S-K, Santarus intends to file its material contracts entered into during the quarter ended December 31, 2008 as Exhibit 10 filings to its Annual Report on Form 10-K for the year ended December 31, 2008. Because Item 601 does not require Exhibit 10 filings to be filed as exhibits to Form S-3, Santarus does not believe it is necessary to file the license and stock issuance agreements with the Registration Statement. Based on these factors, Santarus respectfully requests that the Staff reconsider its comment.
* * *
     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Cheston J. Larson

Cheston J. Larson of LATHAM & WATKINS LLP